

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

<u>VIA U.S. MAIL AND FACSIMILE</u>

Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

> **Re:** **Hugoton Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 1-10476**

Dear Ms. Willis:

We have reviewed your letter dated November 18, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Exhibits</u>

1. We note your response to comment 1 in our letter dated November 8, 2010. In particular, we note that your rights with respect to the net proceeds attributable to the underlying interests are set forth in the conveyance documents and not in the sales contracts in which

the operator is a party. While we understand that your net overriding royalty interests are not borne out of the sales contracts, it is not clear to us how you do not hold a beneficial interest in such contracts as you are receiving the net proceeds attributable to the underlying assets vis-à-vis such contracts. Please provide further analysis as to how you do not hold a beneficial interest in the sales contracts. In addition, please disclose the material terms of the contracts with customers such as Timberland Gathering & Processing Company, Inc. and Ringwood Gathering Company.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief